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January 9, 2013

VIA EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds, File Nos. 033-12113, 811-05028

PIMCO ETF Trust, File Nos. 333-155395, 811-22250

PIMCO Equity Series, File Nos. 333-164077, 811-22375

(each a “Registrant,” collectively the “Registrants”)

Dear Mr. Eskildsen:

In a September 28, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Registrants’ most recent annual reports and current prospectuses following a review of the Registrants’ most recent Form N-CSR filings.1 A summary of the Staff’s comments, along with the Registrants’ responses, is set forth below.

PIMCO Funds and PIMCO Equity Series

Comment 1: With respect to the PIMCO CommodityRealReturn Strategy Fund®, certain footnotes to the prospectus fee table relate to interest expense. These footnotes are neither permitted nor required by Form N-1A. Therefore, delete the footnotes.

[1]

PIMCO Funds’ most recent filing on Form N-CSR, for the period ending March 31, 2012, was filed on June 6, 2012. PIMCO ETF Trust’s most recent filing on Form N-CSR, for the period ending June 30, 2012, was filed on August 31, 2012. PIMCO Equity Series’ most recent filing on Form N-CSR, for the period ending June 30, 2012, was filed on August 30, 2012.

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Hong Kong

Chad Eskildsen January 9, 2013

Response: Previously, the Staff has given this comment to PIMCO Funds’ Post-Effective Amendment Nos. 200, 184, 174 and 168. The Registrant’s response is substantively identical to its prior responses.2

To the extent the PIMCO CommodityRealReturn Strategy Fund® (“CRRS Fund”) enters into certain investments, such as reverse repurchase agreements, the CRRS Fund incurs interest expense. Interest expense is required to be treated as an expense of the CRRS Fund for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the CRRS Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the series of the Registrant, including the CRRS Fund, have a “unified fee” structure wherein each fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, PIMCO believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the funds do bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the Other Expenses line item of the fee table, is the CRRS Fund’s interest expense. As interest expense may vary, causing the CRRS Fund to disclose a different

[2]

See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 200 (Jul. 29, 2011) at comment 9; Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 184 (Apr. 27, 2011) at comment 4; Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (Jul. 26, 2010) at comment 9; Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009) at comment 4.

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Chad Eskildsen January 9, 2013

total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

We note that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the CRRS Fund with other mutual funds. Without the current fee table footnotes describing the CRRS Fund’s interest expense and its effect on the CRRS Fund’s expense ratio, the Registrant believes the CRRS Fund’s fee table would not adequately facilitate an investor comparison of the CRRS Fund’s costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the CRRS Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the CRRS Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the CRRS Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the CRRS Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the CRRS Fund, investors in the CRRS Fund have reasonably come to expect that the total expense ratio of the CRRS Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where the CRRS Fund needs to disclose “Other Expenses,” investors may not understand that the CRRS Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and

[4]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[5]	Id. at 16-17.

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detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the CRRS Fund’s unified fee structure unless the CRRS Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the fee table to clearly communicate the nature and amount of the CRRS Fund’s interest expense, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the CRRS Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the CRRS Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment 2: With respect to the PIMCO CommodityRealReturn Strategy Fund®, the fees and expenses of investing in the Fund’s Cayman subsidiary are listed in the Fund’s prospectus fee table as Acquired Fund Fees and Expenses (“AFFE”). Since the financial statements of the Fund and subsidiary are consolidated, the Staff believes the fees and expenses of investing in the subsidiary should not be listed as AFFE, but rather Other Expenses or Management Fees for purposes of the Fund’s prospectus fee table.

Response: For purposes of Item 3, Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under section 3(a) of the Investment Company Act . . . but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act . . . .” The Staff has explained that, “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities traditionally considered pooled investment vehicles.”6

[6]	Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

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Because the CRRS Fund’s wholly-owned subsidiary (“CRRS Subsidiary”) is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from the CRRS Fund, the Registrant believes it is an “Acquired Fund” for purposes of Item 3 of Form N-1A. Therefore, the Registrant believes the expenses of investing in the CRRS Subsidiary are properly disclosed as AFFE of the CRRS Fund. Registrant is aware of no formal Staff guidance indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent acquiring fund.7 Similarly, Registrant is aware of no formal Staff guidance indicating that the expenses of a fund that otherwise qualifies as an Acquired Fund may not be listed as AFFE of the acquiring fund solely because such Acquired Fund’s financial statements are consolidated with those of the acquiring fund.

Comment 3: With respect to the PIMCO CommodityRealReturn Strategy Fund®, if comment 2 above is accepted, footnote 3 to the prospectus fee table may no longer be required. If so, delete the footnote.

Response: In light of the response to Comment 2, no changes to footnote 3 of the CRRS Fund’s prospectus fee table are required at this time.

Comment 4: Various Funds have high portfolio turnover, but do not include a discussion of high portfolio turnover in the Principal Investment Strategies or Principal Risks sections of the Fund’s prospectus. Specifically, see the PIMCO EM Fundamental IndexPLUS TR Strategy, PIMCO Fundamental Advantage Total Return Strategy, PIMCO Fundamental IndexPLUS TR, PIMCO Low Duration II, PIMCO Total Return, PIMCO GNMA, PIMCO Mortgage-Backed Securities and PIMCO Unconstrained Bond Funds. In your response, please explain why such disclosure is not required or appropriate in light of these Funds’ high portfolio turnover.

[7]

The CRRS Fund and CRRS Subsidiary consolidate their financial statements in part due to a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the CRRS Fund’s financial statements. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. As such, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP.

Chad Eskildsen January 9, 2013

Response: Previously, the Staff has given this comment to PIMCO Funds’ Post-Effective Amendment No. 184. The Registrants’ response is substantively identical to the prior response of PIMCO Funds.8

Each Fund’s Fund Summary includes a prominent, standalone discussion of portfolio turnover, as required by Item 3 of Form N-1A. This disclosure is supplemented by a more complete discussion of portfolio turnover in the Characteristics and Risks of Securities and Investment Techniques—Portfolio Turnover section of each Fund’s prospectus (in response to instruction 7 to Item 9 of Form N-1A), as well as a discussion of portfolio turnover in the Portfolio Transactions and Brokerage—Portfolio Turnover section of the Statement of Additional Information (“SAI”) (in response to Item 16(e) of Form N-1A).

In consideration of the overview of portfolio turnover and its potential effects on Fund performance presented prominently in a dedicated section of each Fund’s Fund Summary and the more detailed discussions of portfolio turnover and associated risks presented in the Fund’s prospectus and SAI, the Registrant believes the current disclosure concerning portfolio turnover is consistent with the requirements of Form N-1A and sufficient as is.

Comment 5: The Financial Highlights includes columns relating to a Fund’s net expense ratio and gross expense ratio, and then a repeat of those two columns excluding interest expense. Consider deleting the two columns that exclude interest expense as these columns are neither permitted nor required by Form N-1A and the inclusion of these columns may confuse shareholders since shareholders do not receive the benefit of an expense ratio that excludes interest expense.

Response: We note that General Instruction C(3)(b) to Form N-1A specifically permits a fund to include information in response to Item 13 (i.e., the Financial Highlights Information) “that is not otherwise required.” The General Instruction states, “[f]or example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The Registrant believes the two additional columns in the Financial Highlights clearly satisfy this standard as such information is “not incomplete, inaccurate or misleading” and does not “obscure or impede understanding of the information that is required to be included” in response to Item 13.

[8]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 184 (Apr. 27, 2011) at comment 6.

Chad Eskildsen January 9, 2013

As discussed in response to Comment 1 above, due to the Registrant’s “unified fee” structure investors have come to expect a total expense ratio from year-to-year that is generally fixed. Nevertheless, there are certain expenses the Funds bear, such as interest expense, because such expenses are not covered under the unified fee structure. As such, these expenses may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. As discussed in response to Comment 1, the Registrant believes that failure to provide the proper context for the year-to-year variance in the total expense ratio, in both the fee table and within the Financial Highlights, may lead to investor confusion. Thus, for the same rationale set forth in the response to Comment 1, the Registrant believes that the current presentation of the Financial Highlights provides helpful, clarifying information for investors and does not obscure or impede understanding of the information required by Item 13. Please refer to the response to Comment 1 for a complete discussion of these issues.

Comment 6: With respect to the PIMCO Inflation Response Multi-Asset and PIMCO High Yield Municipal Bond Funds, these Funds have a blended primary index. The Staff believes a blended index may be appropriate as a secondary index, but not as a primary index. Revise to include a “broad-based securities market index” as each Fund’s primary index.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”9

In the case of the PIMCO Inflation Response Multi-Asset Fund, the constituent component indexes of the blended index are the Barclays U.S. TIPS Index, Dow Jones-UBS Commodity Index Total Return, JPMorgan Emerging Local Markets Index Plus (Unhedged), Dow Jones U.S. Select REIT Total Return Index, and Dow Jones-UBS Gold Subindex Total Return Index. In the case of the PIMCO High Yield Municipal Bond Fund, the constituent component indexes of the blended index are the Barclays High Yield Municipal Bond Index and the Barclays Municipal Bond Index.

In light of each Fund’s investment objective and principal investment strategies, the Registrant believes the corresponding blended index is “appropriate” within the meaning of the Form N-1A definition since the blended index reflects the market for the principal investments of the

[9]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

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Fund. Importantly, each component index individually, as well as each blended index collectively, is calculated and administered by an organization unaffiliated with the applicable Fund, its investment adviser and principal underwriter.10

With regard to whether the blended indexes are “broad-based,” certain component indexes of the blended indexes are themselves “broad-based securities market indexes,”2 while other component indexes relate to a specific market sector and therefore may not be deemed to be a “broad-based” index on their own. Nonetheless, the Registrant believes that each blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes each blended index provides investors with a basis for evaluating the applicable Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

Comment 7: With respect to the PIMCO Global Multi-Asset Fund, in your response provide the percentage of Fund assets invested in non-U.S. investments as of March 31, 2012.

Response: As of March 31, 2012, approximately 62% of the Fund’s net assets were invested in non-U.S. investments. This figure includes (i) direct investments in securities and instruments economically tied to non-U.S. countries and (ii) investments in Acquired Funds that have adopted a policy pursuant to Rule 35d-1 to invest at least 80% of the Acquired Fund’s assets in non-U.S. investments. The Fund typically invests in additional Acquired Funds that also have material exposure to non-U.S. investments, thereby providing the Fund additional non-U.S. exposure beyond the 62% figure provided above.

[10]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC-19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

[11]

With respect to the PIMCO Inflation Response Multi-Asset Fund’s blended index, the following component indexes are the “appropriate broad-based securities market index” for other series of the Registrant listed in parentheses: Dow Jones-UBS Commodity Index Total Return (PIMCO CommoditiesPLUS® Short Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®); JPMorgan Emerging Local Markets Index Plus (Unhedged) (PIMCO Emerging Markets Currency Fund); and Dow Jones U.S. Select REIT Total Return Index (PIMCO RealEstateRealReturn Strategy Fund). With respect to the PIMCO High Yield Municipal Bond Fund’s blended index, the Barclays Municipal Bond Index is the “appropriate broad-based securities market index” used by the PIMCO Municipal Bond Fund.

Chad Eskildsen January 9, 2013

Comment 8: With respect to the PIMCO Income Fund, the Schedule of Investments, as of March 31, 2012, indicates that 39.8% of the Fund’s net assets were invested in mortgage-backed securities and 21.4% of the Fund’s net assets were invested in asset-backed securities. Confirm that these levels of investment are permitted by the Fund’s policy to not concentrate its investments in a particular industry.

Response: Confirmed, these levels of investment are permitted by the Fund’s concentration policy. Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities (“Agency MBS”) are not subject to the Fund’s industry concentration policy, by virtue of the exclusion from that test available to all U.S. Government securities. In the case of privately issued mortgage-related securities, or any asset-backed securities, the Registrant takes the position that such securities do not represent interests in any particular “industry” or group of industries. Accordingly, the Registrant takes the view that the Fund may invest more or less than 25% of its total assets in (i) mortgage-related securities and (ii) asset-backed securities, respectively. However, consistent with prior discussions with the Staff, the Fund has adopted an internal operating policy limiting its investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to privately issued commercial mortgage-backed securities (“Private CMBS”), the Fund has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. We note that these are internal operating policies of the Fund, not fundamental investment restrictions.

With respect to the 39.8% of the Fund’s net assets invested in mortgage-backed securities indicated on the Schedule of Investments, as of the same date, 19.8% of the Fund’s total assets were invested in Private RMBS, 5.1% of the Fund’s total assets were invested in Private CMBS and less than 1% of the Fund’s total assets were invested in Agency MBS. These levels of investment are consistent with the Fund’s concentration policy and its internal operating policies relating to Private RMBS and Private CMBS.

With respect to the 21.4% of the Fund’s net assets invested in asset-backed securities indicated on the Schedule of Investments, as of the same date, approximately 13.4% of Fund’s total assets were invested in asset-backed securities. Even if asset-backed securities were deemed to represent interests in a particular industry or group of related industries, the Registrant notes that the Fund’s investment, as of March 31, 2012, is below the 25% threshold at which the Staff considers a fund to be concentrated in an industry.12

[12]

See, e.g., SEC Rel. No. IC-9011 (Oct. 30, 1975) (“Historically, the Commission staff has taken the position that if a registrant invests more than 25% of its assets in the securities of issuers in a single industry, the registrant is concentrating in that industry.”) (citing SEC Rel. No. IC-7221 (June 9, 1972), at 9).

Chad Eskildsen January 9, 2013

Comment 9: With respect to the International Bond Funds Annual Report dated March 31, 2012, three funds (the PIMCO Foreign Bond (U.S. Dollar-Hedged), PIMCO Global Advantage Strategy Bond and PIMCO Global Bond (Unhedged) Funds) each disclose a return of capital in their respective Financial Highlights and Statement of Changes in Net Assets. However, the last page of the Notes to Financial Statements (page 177 of the Annual Report) includes a table which indicates these Funds had zero return of capital for the fiscal period. Please explain the apparent discrepancy.

Response: The returns of capital as disclosed in the Financial Highlights and Statements of Changes in Net Assets for these Funds represent distributions in excess of net investment income and net realized gains as determined by U.S. GAAP. These amounts may not necessarily reflect the tax treatment of such distributions. For GAAP reporting purposes, there were excess distributions of such GAAP-based income for two of the three Funds, as presented in the Financial Highlights and Statement of Changes in Net Assets, while for tax purposes the Funds had sufficient earnings and profits to support a 100% taxable characterization in the Federal Income Tax Matters section. For the third Fund, the tax basis return of capital was $0.004872 per share and was deemed immaterial for inclusion in the Federal Income Tax Matters section. For future filings and reports, the Registrant will consider whether additional disclosure in the Notes to Financial Statements may be appropriate to avoid the perception that there may be a discrepancy.

Comment 10: With respect to the PIMCO Money Market Fund, the Annual Report indicates over 75% of the Fund’s assets, as of March 31, 2012, consisted of repurchase agreements. Please direct the Staff to the discussion of repurchase agreements in the Principal Investment Strategies and Principal Risks sections of the Fund’s prospectus.

Response: The Fund’s Principal Investment Strategies states in relevant part, “[t]he Fund may invest in the following U.S. dollar-denominated instruments: obligations of the U.S. Government (including its agencies and instrumentalities); short-term corporate debt securities of domestic and foreign corporations; obligations of domestic and foreign commercial banks, savings banks, and savings and loan associations; and commercial paper. The Fund may invest

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more than 25% of its total assets in obligations issued by U.S. banks.” Although repurchase agreements are not specifically mentioned in the Principal Investment Strategies section, the Registrant believes the references to “obligations of the U.S. Government (including its agencies and instrumentalities),” as well as the references to obligations of banks (which are often the counterparty to a repurchase agreement), address the Fund’s investments in repurchase agreements. It is worth noting that Rule 5b-3 under the Investment Company Act of 1940 (“1940 Act”) permits the Fund, subject to certain conditions, to look through a repurchase agreement to the underlying security for certain 1940 Act tests. From a disclosure perspective, the Rule 5b-3 look-through emphasizes the importance of a discussion of the securities underlying a repurchase agreement, as opposed to the repurchase agreement itself. Accordingly, the securities that typically underlie the Fund’s repurchase agreements – U.S. Treasuries and U.S. Government agency securities – are specifically discussed in the Fund’s Principal Investment Strategies. Moreover, the Fund’s prospectus specifically discusses repurchase agreements outside of the Fund Summary.13 Notwithstanding the foregoing, the Registrant will consider whether it is appropriate to add a specific reference to repurchase agreements to the Fund’s Principal Investment Strategies in connection with the next regular update of the Fund’s registration statement.

With regard to principal risks disclosure, we note that repurchase agreements are typically fully collateralized, in which case the risk to the Fund relates solely to the collateral. In other words, if the counterparty agreeing to repurchase should default, the Fund will seek to sell the securities which it holds as collateral subject to potential procedural costs or delays, in addition to a loss on the securities if their value should fall below their repurchase price. These risks are discussed in the Characteristics and Risks of Securities and Investment Techniques—Repurchase Agreements section of the prospectus. To the extent a repurchase agreement is not fully collateralized, the main risk of entering into repurchase agreements is credit risk, which is currently disclosed as a principal risk of the Fund. Secondary risks of repurchase agreements, such as interest rate risk, market risk, issuer risk, foreign (non-U.S.) investment risk and management risk, are also currently disclosed as principal risks of the Fund.

Comment 11: With respect to the PIMCO Real Income 2019 and PIMCO Real Income 2029 Funds, confirm that notices were provided to shareholders for each return of capital distribution pursuant to Section 19(a) of the 1940 Act.

Response: The Funds provide a return of capital distribution to shareholders on a monthly basis. The Registrant reviewed each distribution for the 2012 calendar year to date and hereby

[13]	For example, see the Characteristics and Risks of Securities and Investment Techniques—Repurchase Agreements section of the prospectus.

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confirms that notices were timely provided to Fund shareholders for each return of capital distribution consistent with the requirements of Section 19(a) of the 1940 Act and rules thereunder.

PIMCO ETF Trust

Comment 12: With respect to the PIMCO Australia Bond Index Fund, the Annual Report indicates the Fund allocated 71.6% of its Total Investments, as of June 30, 2012, to assets tied to Australia. Please explain how this is consistent with the Fund’s policy to invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of The BofA Merrill Lynch Diversified Australia Bond Index (the “Underlying Index”).

Response: Please note that these percentages (i.e., “71.6%” and “at least 80%”) are calculated by applying two separate, distinct tests. As of June 30, 2012, approximately 90% of the Fund’s total assets were invested in component securities of the Underlying Index. Accordingly, the Fund satisfied its 80% test as of the most recent fiscal year-end.

The Annual Report’s Allocation Breakdown section states that 71.6% of the Fund’s Total Investments were allocated to Australia as of June 30, 2012. This percentage is calculated by taking the market value of all investments in the Fund’s Schedule of Investments for which Australia is determined to be the “country of issuance”15 and dividing by the market value of the Fund’s Total Investments as set forth in the Schedule of Investments. This calculation is distinct from the Fund’s 80% test, which relates solely to whether a security is a component of the Underlying Index.

Component securities of the Underlying Index may or may not be allocated to Australia when applying the “country of issuance” test, which is a different standard than the index rules. The composition of the Underlying Index is determined by the index rules set by the index provider, which are disclosed in the Fund’s registration statement.15 Since the Fund seeks to track the performance of the Underlying Index by investing at least 80% of its assets in the component securities of the Underlying Index, the Underlying Index’s weighting of AUD-denominated securities, which may or may not be allocated to Australia when applying the “country of issuance” test, resulted in a determination that 71.6% of the Fund’s Total Investments were

[14]	“Country of issuance” may be determined by third-party data providers, such as Bloomberg, or internally by PIMCO through a proprietary methodology.

[15]

The rules of the Underlying Index, among other provisions, limit the component securities to large, AUD-denominated investment grade debt instruments publicly issued in the Australian domestic market, including sovereign, quasi-government, corporate, securitized and collateralized securities.

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allocated to Australia as of June 30, 2012 for purposes of the Allocation Breakdown disclosure. However, as noted above, the Fund satisfied its 80% test by investing approximately 90% of its total assets in component securities of the Underlying Index as of June 30, 2012.

Comment 13: With respect to the PIMCO Build America Bond Strategy Fund, the Annual Report indicates the Fund allocated 39.6% of its Total Investments, as of June 30, 2012, to assets tied to California. Please explain why the Fund’s registration statement does not discuss concentration of investments in California.

Response: Comment accepted. At the next appropriate opportunity, the Registrant will update the Fund’s registration statement to include discussion of the Fund’s investments in bonds economically tied to California.

Comment 14: With respect to the PIMCO 1-3 Year U.S. Treasury Index Fund, the Expense Example included in the Fund’s prospectus appears to reflect a contractual fee waiver for each of the 1-, 3-, 5- and 10-year periods although the fee waiver expires October 31, 2012. Since the fee waiver expires this year, the Fund’s Expense Example should only reflect the fee waiver for the 1-year period and not for the 3-, 5-, and 10-year periods. Please revise.

Response: As disclosed in the prospectus, the Fee Waiver Agreement automatically renews for one-year terms each October 31 unless PIMCO provides written notice to the Registrant at least 30 days prior to the end of the then current term. The Fee Waiver Agreement recently renewed automatically for a new one-year term through October 31, 2013. It is anticipated that the Fee Waiver Agreement will remain in place indefinitely unless and until PIMCO terminates the fee waiver upon advance written notice to the Registrant. As October 31 coincides with the annual update of the Fund’s registration statement, in the event PIMCO decides to terminate the fee waiver, the Registrant will be able to promptly amend the Fund’s registration statement to remove discussion of the Fee Waiver Agreement and to restate the fee table and Expense Example to reflect the higher fees and expenses of the Fund.

*                    *                     *

In addition to these comments, the Staff requested that the Registrants make certain representations concerning the Registrants’ most recent Form N-CSR filings and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Chad Eskildsen January 9, 2013

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:

J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds, PIMCO ETF Trust, PIMCO Equity Series

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

January 9, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds, File Nos. 033-12113, 811-05028 PIMCO ETF Trust, File Nos. 333-155395, 811-22250 PIMCO Equity Series, File Nos. 333-164077, 811-22375 (each a “Registrant,” collectively the “Registrants”)

In connection with a response being made on behalf of the Registrants to comments provided with respect to the Registrants’ most recent Form N-CSR filings, the Registrants hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in their respective registration statements and shareholder reports;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in a registration statement or shareholder report reviewed by the staff do not preclude the SEC from taking any action with respect to such registration statement or shareholder report; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox Adam T. Teufel J. Stephen King, Jr. Ryan Leshaw Dino Capasso